BNY Mellon Investment Servicing (US) Inc.

301 Bellevue Parkway

Wilmington, DE 19810

July 18, 2017

Attention: President

Penn Series Funds, Inc.

600 Dresher Road

Horsham, PA 19044

Re:	Notice of Assignment from BNY Mellon Investment Servicing (US) Inc. to The Bank of New York Mellon

To whom it may concern:

We refer to the Fund Administration and Accounting Agreement dated as of January 1, 2016 (the “Agreement”) between BNY Mellon Investment Servicing (US) Inc. (the “Company”) and Penn Series Funds, Inc.

As a globally systemic financial institution, BNY Mellon must prepare an annual resolution plan under the Dodd-Frank Wall Street Reform and Consumer Protection Act and satisfy its regulators that it would be resolvable under various market conditions. In furtherance of its obligations, BNY Mellon is executing projects designed to enhance its resolvability. One such project involves transferring client agreements from the Company to The Bank of New York Mellon, our New York State chartered bank (the “Bank”). Upon transfer you will have a direct relationship with the Bank and the Company will act as a service provider to the Bank.

Pursuant to Section 14(b) of the Agreement, this letter constitutes our notice to you of the assignment of the Agreement to the Bank on or about July 1, 2017 (the “Transfer”). The Agreement will continue in full force and effect upon completion of the Transfer.

Please contact Caroline Kates at 617-382-2131 if you have any questions or require additional information regarding the Transfer.

Very truly yours,
BNY MELLON INVESTMENT SERVICING (US) INC.

By:	/s/ Jason E. Knight
Name:	Jason E. Knight
Title:	Managing Director